UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Benefytt Technologies, Inc.

(Name of Subject Company (Issuer))

Daylight Beta Corp.

(Name of Filing Person—Offeror)

Daylight Beta Parent Corp.

(Name of Filing Person—Offeror)

Daylight Beta Intermediate Corp.

Daylight Beta Holdings, LP

Daylight Beta GP, LLC

Madison Dearborn Capital Partners VIII-A, L.P.

Madison Dearborn Capital Partners VIII-C, L.P.

Madison Dearborn Capital Partners VIII Executive-A, L.P.

Madison Dearborn Partners VIII-A&C, L.P.

Madison Dearborn Partners, LLC

(Names of Filing Persons—Other)

Class A Common Stock, par value $0.001 per share

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

Class A Common Stock—08182C106

Class B Common Stock—None

(CUSIP Number of Class of Securities)

Annie Terry

c/o Madison Dearborn Partners, LLC

70 West Madison Street, Suite 4600

Chicago, IL 60602

(312) 895-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard J. Campbell, P.C.

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$451,880,256.36	$58,654.06

(1)

Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 13,567,640 shares of Class A Common Stock of Benefytt Technologies, Inc. The transaction value also includes the aggregate offer price for: (i) 687,667 shares of Class B Common Stock expected to be exchanged for Class A Common Stock prior to the consummation of the offer; (ii) 603,758 nominal shares underlying stock appreciation rights (valued at the offer price minus the weighted average exercise price of such rights); and (iii) 3,554 outstanding stock options (valued at the offer price minus the weighted average exercise price of such rights).

(2)

Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the tender offer (the “Offer”) by Daylight Beta Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Daylight Beta Parent Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Class A Common Stock, par value $0.001 per share (the “Class A Shares”) of Benefytt Technologies, Inc., a Delaware corporation (“Benefytt” or the “Company”), at a price of $31.00 per share net to the seller in cash without interest and less any required withholding taxes, if any, and Class B Common Stock, par value $0.001 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”) for no consideration, upon the terms and conditions set forth in the offer to purchase dated July 24, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)    Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is Benefytt Technologies, Inc., a Delaware corporation. Benefytt’s principal executive offices are located at 3450 Buschwood Park Dr., Suite 200, Tampa, Florida 33618, and its telephone number is (813) 397-1187.

(b)    Securities. This Schedule TO relates to the Offer by Purchaser to purchase all of the Class A Shares at a purchase price of $31.00 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes and all of the Class B Shares for no consideration upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. Benefytt has advised Parent and Purchaser that, as of July 16, 2020, there were (i) 13,567,640 Class A Shares issued and outstanding; (ii) 687,667 Class B Shares issued and outstanding; (iii) 603,758 nominal shares underlying outstanding stock appreciation rights; and (iv) 3,554 Shares issuable under outstanding stock options.

(c)    Trading Market and Price. Information concerning the principal market in which the Class A Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) and is incorporated herein by reference. There is no established trading market for the Class B Shares.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)    Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)    Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Benefytt”)

(b)    Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Benefytt”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Benefytt”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)    Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Benefytt”)

(c)(1)-(7)    Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Benefytt”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Benefytt”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a), (b), (d)    Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Benefytt”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)    Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Benefytt”)

(b)    Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Benefytt”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)    Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Benefytt”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a)    Financial Information. Not applicable.

(b)    Pro Forma Information. Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a)    Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Benefytt”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Benefytt”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)    Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 24, 2020

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement as published on July 24, 2020 in the New York Times

(a)(1)(G)	Press Release issued by Benefytt Technologies, Inc. on July 13, 2020 (incorporated by reference to Exhibit 99.1 to Benefytt Technologies, Inc.’s Current Report on Form 8-K filed with the SEC on July 13, 2020)

(b)(1)	Commitment Letter, dated as of July 12, 2020, by and among Daylight Beta Corp., Truist Bank and SunTrust Robinson Humphrey, Inc.

(b)(2)	Preferred Commitment Letter, dated July 12, 2020, by and among Daylight Beta Intermediate Corp. and HPS Investment Partners, LLC

(d)(1)	Agreement and Plan of Merger, dated as of July 12, 2020, by and among Benefytt Technologies, Inc., Daylight Beta Corp. and Daylight Beta Parent Corp. (incorporated by reference to Exhibit 2.1 to Benefytt Technologies, Inc.’s Current Report on Form 8-K filed with the SEC on July 13, 2020)

(d)(2)	Confidentiality Agreement, dated May 21, 2020, by and between Benefytt Technologies, Inc. and Madison Dearborn Partners, LLC, on behalf of its Funds VII private equity funds

(d)(3)	Exclusivity Agreement, dated as of June 12, 2020, between Benefytt Technologies, Inc. and Madison Dearborn Partners, LLC

Exhibit No.	Description

(d)(4)	Amendment No. 1 to Exclusivity Agreement, dated as of July 3, 2020, between Benefytt Technologies, Inc. and Madison Dearborn Partners, LLC

(d)(5)	Equity Commitment Letter, dated July 12, 2020, by and among Madison Dearborn Capital Partners VIII-A, L.P., Madison Dearborn Capital Partners VIII-C, L.P. and Madison Dearborn Capital Partners VIII Executive-A, L.P. and Daylight Beta Parent Corp.

(d)(6)	Limited Guarantee, dated as of July 12, 2020, by and among Madison Dearborn Capital Partners VIII-A, L.P., Madison Dearborn Capital Partners VIII-C, L.P. and Madison Dearborn Capital Partners VIII Executive-A, L.P. and Benefytt Technologies, Inc.

(d)(7)	Tender and Support Agreement, dated as of July 12, 2020, by and among Daylight Beta Parent Corp., a Delaware corporation, Daylight Beta Corp., a Delaware corporation, and each of the stockholders party thereto.

(d)(8)	Exchange Agreement, dated as of July 12, 2020, by and among Daylight Beta Parent Corp., Health Plan Intermediaries, LLC, Health Plan Intermediaries Sub, LLC, Benefytt Technologies, Inc. and Health Plan Intermediaries Holdings, LLC (incorporated by reference as Exhibit 10.1 to Benefytt Technologies, Inc.’s Current Report on Form 8-K, filed with the SEC on July 13, 2020)

(g)	Not applicable.

(h)	Not applicable

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2020

DAYLIGHT BETA CORP.

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Vice President and Secretary

DAYLIGHT BETA PARENT CORP.

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Vice President and Secretary

DAYLIGHT BETA INTERMEDIATE CORP.

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Vice President and Secretary

DAYLIGHT BETA HOLDINGS, LP By: Daylight Beta GP, LLC Its: General Partner

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Vice President and Secretary

DAYLIGHT BETA GP, LLC

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Vice President and Secretary

MADISON DEARBORN CAPITAL PARTNERS VIII-A, L.P. By: Madison Dearborn Partners VIII-A&C, L.P. Its: General Partner By: Madison Dearborn Partners, LLC Its: General Partner

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Managing Director

MADISON DEARBORN CAPITAL PARTNERS VIII-C, L.P. By: Madison Dearborn Partners VIII-A&C, L.P. Its: General Partner By: Madison Dearborn Partners, LLC Its: General Partner

By:	/s/ Annie S. Terry
Name: Title:	Annie S. Terry Managing Director

MADISON DEARBORN CAPITAL PARTNERS VIII EXECUTIVE-A, L.P. By: Madison Dearborn Partners VIII-A&C, L.P. Its: General Partner By: Madison Dearborn Partners, LLC Its: General Partner

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Managing Director

MADISON DEARBORN PARTNERS VIII-A&C, L.P. By: Madison Dearborn Partners, LLC Its: General Partner

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Managing Director

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Managing Director

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Annie S. Terry the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, the Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 on Schedule TO (the “Schedule TO”) of Benefytt Technologies, Inc., a Delaware corporation (the “Company”), any and all amendments thereto, and to file the Schedule TO, any and all such amendments, supplements, exhibits and documents thereto required in connection therewith with the Securities Exchange Commission; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule TO and timely file such form with the United States Securities and Exchange Commission and any stock exchange in which the Common Stock of the Company is listed on, if any; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as f this 24th day of July, 2020.

DAYLIGHT BETA CORP.

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Vice President and Secretary

DAYLIGHT BETA PARENT CORP.

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Vice President and Secretary

DAYLIGHT BETA INTERMEDIATE CORP.

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Vice President and Secretary

DAYLIGHT BETA HOLDINGS, LP By: Daylight Beta GP, LLC Its: General Partner

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Vice President and Secretary

DAYLIGHT BETA GP, LLC

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Vice President and Secretary

MADISON DEARBORN CAPITAL PARTNERS VIII-A, L.P. By: Madison Dearborn Partners VIII-A&C, L.P. Its: General Partner By: Madison Dearborn Partners, LLC Its: General Partner

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Managing Director

MADISON DEARBORN CAPITAL PARTNERS VIII-C, L.P. By: Madison Dearborn Partners VIII-A&C, L.P. Its: General Partner By: Madison Dearborn Partners, LLC Its: General Partner

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Managing Director

MADISON DEARBORN CAPITAL PARTNERS VIII EXECUTIVE-A, L.P. By: Madison Dearborn Partners VIII-A&C, L.P. Its: General Partner By: Madison Dearborn Partners, LLC Its: General Partner

By:	/s/ Annie S. Terry

Name: Title:	Annie S. Terry Managing Director

MADISON DEARBORN PARTNERS VIII-A&C, L.P. By: Madison Dearborn Partners, LLC Its: General Partner

By:	/s/ Annie S. Terry
Name: Title:	Annie S. Terry Managing Director

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Annie S. Terry
Name: Title:	Annie S. Terry Managing Director